FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the nine months ended September 30, 2004

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,

Urbanización La Florida

28023 Aravaca,

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐           No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82    N/A

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

INDEX

PART I - FINANCIAL INFORMATION
ITEM 1.	FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PART II - OTHER INFORMATION
ITEM 1.	LEGAL PROCEEDINGS
ITEM 2.	CHANGES IN SECURITIES AND USE OF PROCEEDS
ITEM 3.	DEFAULTS UPON SENIOR SECURITIES
ITEM 4.	SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS
ITEM 5.	OTHER INFORMATION
ITEM 6.	EXHIBITS AND REPORTS ON FORM 6-K

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(€ thousand)

(Unaudited)

	Note	At September 30, 2004	At December 31, 2003
ASSETS

Contributions due from shareholders	16	1,968	—

Current assets
Cash		745	1,315
Short-term investments, net	2	9,474	24,753
Accounts receivable, net	3	40,979	52,860
Other current assets		1,112	1,813

Total current assets		52,310	80,741

Fixed assets
Start-up costs, net	4	10,985	8,767
Intangible assets, net	5	118,536	121,443
Tangible assets, net	6	1,383,333	1,295,143
Financial assets	7	276,877	259,109

Goodwill on consolidation	8	216,500	226,543

Deferred expenses, net		31,512	59,084

Total assets		2,092,021	2,050,830

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	9	26,304	16,301
Accrued interest expense	9	17,193	24,925
Accounts payable	10	229,565	220,972
Other current liabilities	11	16,627	51,502

Total current liabilities		289,689	313,700

Long term debt	9	1,097,205	950,887

Other long term liabilities	12	41,838	63,209

Commitments and contingencies	13	9,662	11,349

Shareholders’ loan	14	—	98,464
Participative loans	15	—	300,000

Minority interest		427	—

Shareholders’ equity
Common stock	16	883,127	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(509,188)	(606,207)
Net (loss) / profit for the period		(58,485)	97,019

Total shareholders’ equity		653,200	313,221

Total liabilities and shareholders’ equity		2,092,021	2,050,830

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(€ thousand)

(Unaudited)

	Note	Nine months ended
		September 30, 2004	September 30, 2003
Revenues
Telephony		155,608	133,846
Television		75,777	59,706
Internet		64,647	43,530
Business and other services		28,046	20,397
		324,078	257,479

Operating expenses
Cost of services		93,601	76,912
Selling, general and administrative expenses		118,268	123,663
Less costs capitalized as property and equipment		(13,879)	(11,017)
Depreciation and amortization		73,413	79,150

Total operating expenses		271,403	268,708

Operating profit / (loss)		52,675	(11,229)

Amortization of goodwill		(10,043)	(10,043)
Net financial expense		(79,004)	(101,558)

Loss from ordinary activities		(36,372)	(122,830)

Extraordinary (loss) / gain due to cancellation of the Notes	9, 17	(36,801)	313,619
Other extraordinary items, net		(5,297)	130
Net extraordinary (expense) / income		(42,098)	313,749

(Loss) / profit before income taxes and minority interests		(78,470)	190,919

Income taxes credit / (charge)		17,788	(71,460)

(Loss) / profit before minority interests		(60,682)	119,459

Loss / (profit) attributed to minority interests		2,197	—

Net (loss) / profit for the period		(58,485)	119,459

The accompanying notes are an integral part of these condensed consolidated  financial statements

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS’ EQUITY

(€ thousand, except share data)

(Unaudited)

	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit / (loss) for the period	Total

Balance, December 31, 2003	484,662,719	484,663	337,746	(606,207)	97,019	313,221

Transfer of 2003 net profit	—	—	—	97,019	(97,019)	—
Capital increase	398,464,210	398,464	—	—	—	398,464
Net loss for the nine-months period	—	—	—	—	(58,485)	(58,485)
Balance, September 30, 2004	883,126,929	883,127	337,746	(509,188)	(58,485)	653,200

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004

(€ thousand, except otherwise indicated)

(Unaudited for figures at September 30, 2004)

1.                                     BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the Group), which operate under the ONO brand, is the operation of broadband cable television and telecommunications networks in Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements, but in the opinion of management, they reflect all adjustments considered necessary (consisting of normal recurring items) for a fair presentation of the Group’s consolidated  financial statements position and results of operations for the periods presented. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2003. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The accompanying unaudited condensed consolidated financial statements as of September 30, 2004 are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in accordance with generally accepted accounting principles in the United States (“US GAAP”). A description of differences and a reconciliation of consolidated net profit/loss and shareholders’ equity from Spanish GAAP to US GAAP is set forth in note 19.

Accounting policies

For a description of the accounting policies applied in the preparation of these condensed consolidated financial statements see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

Changes in useful lives

Following an analysis of the estimated useful lives of various groups of assets included under the caption Network and technical equipment, the remaining estimated useful lives of some of these assets have been modified with effect January 1, 2004 in order to adapt them to the current market and technological situation. The main changes in useful lives are summarized below

	Useful life in years
	2004	2003

Main network infrastructure and related costs	35	20-25
Switching and power supply equipment	10-15	15-25

The impact of this change in the estimated useful lives of the assets was a reduction of euro 9.6 million in depreciation and amortization in the nine months period ended September 30, 2004.

Amortization of costs associated to debt related to Notes

In June 2004 the Group re-estimated the period over which costs associated to debt related to Notes issuances (included under the caption Deferred expenses) are amortized. This period has been adapted to the expected life of the related debt, resulting in an extraordinary loss of euro 6.2 million as of September 30, 2004, included under the caption Net extraordinary expense of the statement of profit and loss. Had the extraordinary expenses not been registered , the deferred expenses would have been higher, as of September 2004, by euro 5.5 million as a result of euro 6.2 million extraordinary expense and euro 0.7 million amortization which had been accrued from the period June 30, 2004 to September 30, 2004.

2.                                     SHORT-TERM INVESTMENTS, NET

	€ thousand
	September 30, 2004	December 31, 2003

Short term securities portfolio	29	2
Margin calls	—	19,556
Option	—	4,349
Other short term investments	11,647	7,397
Provisions	(2,202)	(6,551)

Short term investments, net	9,474	24,753

a)                                       Margin calls under swap agreements

According to the swap agreements subscribed in 2000, under certain circumstances the Group was committed to advance margin calls to its swap counterparties (see note 11). As of December 31, 2003 the balance of margin calls made, related to the 2000 swap agreements amounted to euro 19.6 million. On April 29, 2004 the 2000 swap agreements expired and therefore the asset was cancelled.

b)                                       Option

In 2003 the Group purchased a euro call/USD put option with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 to cap the potential cash loss that the Group could face on maturity of the 2000 swap agreements (see note 11). As of December 31, 2003 the remaining portion of the option was euro 4.3 million, which was fully provided for according to its market value as of that date. On April 29, 2004 the option expired and therefore the asset was cancelled.

c)                                       Other short term investments

This heading mainly comprises short term cash deposits as guarantee of part of the state subsidies (see note 9.e).

3.                                     ACCOUNTS RECEIVABLE, NET

	€ thousand
	September 30, 2004	December 31, 2003

Receivables from related parties	1,335	841
Accounts receivable and other debtors	61,632	57,242
Tax receivables	16,387	25,228
Allowance for doubtful accounts	(38,375)	(30,451)

Accounts receivable, net	40,979	52,860

4.                                     START-UP COSTS, NET

	€ thousand
	September 30, 2004	December 31, 2003

Stock issuance costs, net	7,044	2,966
Leasehold improvements	3,941	5,801

Start-up costs, net	10,985	8,767

5.                                     INTANGIBLE ASSETS, NET

	€ thousand
	September 30, 2004	December 31, 2003

Goodwill (see note 8)	128,508	128,508
Franchise acquisition costs	12,128	12,128
Computer software	40,166	35,622
Finance leases	1,470	1,662
Other intangible fixed assets	879	880

Total cost	183,151	178,800

Accumulated amortization	(62,878)	(55,620)

Provisions	(1,737)	(1,737)

Intangible assets, net	118,536	121,443

6.                                     TANGIBLE ASSETS, NET

	€ thousand
	September 30, 2004	December 31, 2003

Network and technical equipment	1,589,789	1,437,796
Computer hardware	47,049	45,292
Other tangible fixed assets	15,366	15,886

Total operating tangible fixed assets	1,652,204	1,498,974

Payments on account and assets in course of construction	43,800	51,423

Total cost	1,696,004	1,550,397

Accumulated amortization	(267,802)	(208,877)

Provisions	(44,869)	(46,377)

Tangible assets, net	1,383,333	1,295,143

7.                                     FINANCIAL ASSETS

	€ thousand
	September 30, 2004	December 31, 2003

Tax credit net of tax liabilities	242,756	245,025
Tax credit from related parties	32,829	12,772
Other financial investments	1,292	1,312

Financial assets	276,877	259,109

8.                                     GOODWILL ON CONSOLIDATION

Goodwill on consolidation principally arose as a result of the Group’s corporate reorganizations in previous years whereby the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries.

Goodwill included in the caption Intangible assets consists of transfers of goodwill on consolidation as a result of the mergers among Cableuropa, S.A.U., as the acquiring company, and 16 wholly-owned subsidiaries in 2001, 2002 and 2003.

9.                                     SHORT AND LONG TERM DEBT

	€ thousand
Type of debt	Average interest rate during 2004	Maximum available as of September 30,2004	Short term debt as of September 30,2004	Long term debt as of September 30, 2004	Total debt	Accrued interest expenses

Debt with credit entities:

Senior bank facility	5,03%	750,000	—	625,000	625,000	641
VAT facilities	3,32%	840	830	—	830	1
La Caixa loan	3,00%	559	559	—	559	4
Leasing	4,65%	N/A	398	1,108	1,506	—
Other credit facilities	3,14%	30,500	21,772	—	21,772	3,386

			23,559	626,108	649,667	4,032

Other debt:

Debt related to Notes issued			—	449,222	449,222	13,161
State subsidies			2,745	21,875	24,620	—

Total other debt			2,745	471,097	473,842	13,161

			26,304	1,097,205	1,123,509	17,193

a)                                       Senior bank facility

In 2001, the Group entered into a senior secured bank facility with a series of banks, to provide financing of up to euro 800 million for the network construction, capital expenditure and working capital requirements of the Group.

In February 2003, as part of the approval process for the partial cancellation of the Notes (see note 17), a number of amendments were made to the senior bank facility. The most important amendments were: the reduction in size of the senior bank facility from euro 800 million to euro 750 million, the reduction in maximum amounts available under the facility during 2003, amendments to financial covenants and the inclusion of a new covenant on capital expenditure.

The facility is structured in different tranches. As of September 30, 2004 the Group had drawn euro 625 million under the euro 750 million senior bank facility. The maturity date of the senior bank facility is December 31, 2008.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.

Arrangement and underwriting fees paid in 2001 were accounted for as Deferred expenses. A commitment fee on the undrawn amount is payable quarterly in arrears. Facility agent and security agent fees are also payable.

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                  Shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. (“GCO”), the Group’s sole shareholder, and Cableuropa’s shares in the rest of the borrowers; and

•                  Material assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

The senior bank facility also contains other financial and non-financial covenants which, among other things, establish conditions for the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends, entry into material contracts, voluntary prepayment and mandatory prepayment in certain circumstances.

b)                                       Value added tax discounting facilities (“VAT facilities”)

In June 2003, the Group entered into a VAT discounting facility with a group of Spanish institutions in relation to the 2003 VAT refunds, similar to a previous facility signed in 2002. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the Group access to VAT refunds at an earlier time. The facility is secured by a pledge over the VAT receivables from the Spanish tax authorities and over the bank account to which those refunds are to be credited. Borrowings under the discounting facility are limited to the lower of 95% of the Group’s receivables from the Spanish tax authorities or euro 8.5 million. The facility is paid off upon receipt of the refund and bears interest at a floating rate determined by reference to EURIBOR plus a margin. As of September 30, 2004 the Group had borrowed euro 0.8 million under the facility.

c)                                       Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

d)                                       Debt related to Notes issued

Debt related to Notes issues corresponds to the multiborrower credit facilities (“MBCF”) and the Notes proceeds loans (“NPL”) between the Group and ONO Finance, PLC (“the issuer”) in relation to the Notes issued by the latter.

The principal activity of ONO Finance, PLC (“ONO Finance”), established in the United Kingdom, is that of a finance company. ONO Finance’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance is owned 2% by Cableuropa, S.A.U.

The Group’s cable multiservice operators are obligors and guarantors under each of the indentures governing the Notes. These guarantees are provided on a joint and several basis.

2009, 2010 and 2011 Notes and Multi Borrower Credit Facilities (“MBCF”)

Between 1999 and 2001, ONO Finance issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), maturing in 2009, 2010 and 2011, listed on the Luxembourg stock exchange.

In connection with, and on the same date of ONO Finance’s 2009, 2010 and 2011 Notes issues, Cableuropa, S.A.U. and the Group’s other cable multiservice operators, as borrowers and guarantors and ONO Finance as lender, entered into multiborrower credit facilities agreements (MBCF), to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, with:

•                                          the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•                                           enough interest to cover coupon payments on the Notes plus a margin.

In February 2003, a significant part of these Notes were cancelled as well as the related MBCF, giving rise to an extraordinary gain for the Group (see note 17).

The Refinancing transactions (2014 Notes and Notes Proceeds Loans )

In the second quarter of 2004, as part of a series of transactions (“the Refinancing transactions”), ONO Finance announced a tender offer to purchase part or all of the Notes due 2009 and 2011. The purchase of the Notes was to be financed from the proceeds of a new offering of Notes maturing on 2014.

ONO Finance issued new Notes due 2014 totaling euro 280 million (“the 2014 Notes”), of which euro 180 million are fixed rate notes, accruing interest at 10.5% per annum and euro 100 million are floating rate notes, accruing an interest equivalent to 3-month Euribor plus 8.5% per annum.

In line with these transactions, the Group entered into various Notes Proceeds Loans (“NPL’s”) with ONO Finance pursuant to which Ono Finance lent the proceeds of the 2014 Notes to the Group, in return for the Group agreeing to reimburse ONO Finance with:

•                                           the total face value of the Notes at their maturity, and

•                                           enough interest to cover coupon payments on the Notes plus a margin.

The Group used these funds to cancel part of the MBCF in an amount proportional to the 2009 and 2011 Notes tendered and redeemed by ONO Finance.

As a result of these transactions, the Group recorded an extraordinary loss in the first half of 2004 as detailed below:

		Euro thousand
Maturity	Currency	Cancelled MBCF	Realized profit on exchange rate	Deferred expenses cancelled	Cost of cancellation	Extraordinary loss

2009	Euro	44,483	—	2,097	47,526	5,140
2009	USD	63,379	6,160	3,612	67,737	1,810
2011	Euro	104,015	—	12,178	120,620	28,783
2011	USD	20,469	6,185	3,502	23,734	582

		232,346	12,345	21,389	259,617	36,315

In June 2004, Ono Finance purchased and redeemed all the outstanding 2009 Notes at that date, and the Group cancelled the MBCF with Ono Finance related to such Notes, giving rise to the following extraordinary loss:

		Euro thousand
Maturity	Currency	Cancelled MBCF	Realized profit on exchange rate	Deferred expenses cancelled	Cost of cancellation	Extraordinary loss

2009	Euro	1,145	—	85	1,219	159
2009	USD	14,365	1,379	772	15,299	327

		15,510	1,379	857	16,518	486

Following these transactions, the Group has re-estimated the period over which costs associated to debt related to Notes issuances (included under the caption Deferred expenses) are amortized. This period has been adapted to the expected life of the related debt, resulting in an extraordinary loss of euro 6.2 million, included under the caption Net extraordinary expense of the statement of profit and loss.

Outstanding debt as of September 30, 2004

The total number of Notes repurchased and issued and the outstanding number of Notes as of December 31, 2003 and September 30, 2004 is as follows:

			Number of Notes in euro or USD thousand (as applicable)
Maturity	Face value per Note	Annual coupon	Outstanding as of December 31, 2003	Repurchased in 2004	2014 Notes issued	Outstanding as of September 30, 2004

2009	1,000 USD	13%	92,098	92,098	—	—
2009	1,000 EURO	13%	45,628	45,628	—	—
2010	1,000 EURO	14%	113,702	—	—	113,702
2011	1,000 USD	14%	83,514	24,594	—	58,920
2011	1,000 EURO	14%	112,053	104,015	—	8,038
2014	1,000 EURO	10,5%	—	—	180,000	180,000
2014	1,000 EURO	Floating rate (1)	—	—	100,000	100,000

(1) Three-month EURIBOR plus 8.5%

The coupons of the 2010 and 2011 Notes as well as the coupons of the 2014 fixed rate Notes are payable semi-annually. For the 2014 floating rate Notes the coupons are payable quarterly.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue for the 2010 and 2011 Notes and the 2014 fixed rate Notes, and from the second anniversary of their issue for the 2014 floating rate Notes.

An analysis of the outstanding MBCF’s and NPL’s as of September 30, 2004, is a follows:

			Euro or USD thousand (as applicable)			Euro thousand
Maturity	Currency	Coupon(3)	Principal	MRF(1)	Total debt	Total debt(2)	Accrued interest expense

2010	Euro	14.010%	113,702	—	113,702	113,702	3,407
2011	USD	16.252%	50,791	8,129	58,920	47,482	1,107
2011	Euro	16.252%	6,929	1,109	8,038	8,038	144
2014	Euro	10,50%	180,000	—	180,000	180,000	7,147
2014	Euro	Floating rate (4)	100,000	—	100,000	100,000	1,356
						449,222	13,161

(1)                                  Management and reimbursement fee.  Accounted for as deferred expenses and amortized on a straight-line basis over the MBCF duration.

(2)                                  Notes nominated in USD have been converted applying the official exchange rate published by the ECB on September 30, 2004 of euro 1.00 = USD 1.2409

(3)                                   Coupon payable on principal.

(4)                                   Three-month EURIBOR plus 8.5% per year

e)                                       State subsidies

Starting in 2001 and as part of the Spanish Programme for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidies from the Ministry of Industry, Tourism and Commerce to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees. These loans are to be repaid between 2004 and 2010. As of September 30, 2004 a total of euro 24.6 million have been granted of which euro 2.7 million is repayable within one year.

10.                               ACCOUNTS PAYABLE

	€ thousand
	September 30, 2004	December 31, 2003

Commercial suppliers	96,313	100,621
Taxes and social security	12,996	13,484
Fixed asset suppliers	109,553	90,265
Other short term creditors	10,703	16,602

	229,565	220,972

11.                               OTHER CURRENT LIABILITIES

	€ thousand
	September 30, 2004	December 31, 2003

Cross-currency swaps	—	37,507
Other	16,627	13,995

	16,627	51,502

Cross-currency swaps

In May 2000 and July 2002, the Group entered into different cross-currency swap agreements to hedge part of its USD Notes related debt.

The 2000 swap agreements were amended in 2003 after the cancellation of part of the Notes related debt described in note 17. These agreements (as amended) covered 50% of the principal of the originally issued 2009 USD Notes on April 29, 2004 (the first call date of the 2009 Notes).

During 2003 the Group was required to advance margin calls to the counterparty banks. The amount advanced as of December 31, 2003 was euro 19.6 million included in the caption Short term investments, net (see note 2).

In June 2003, a euro call / USD put option was purchased with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 (see note 2), which protected the Group from any appreciation of the euro against the USD above that rate.

On April 29, 2004 the 2000 swap agreement hedging part of the principal amount of the Group’s 2009 USD Notes and the euro call/USD put option were settled at their expiry date.

In July 2002, the Group entered into a swap agreement (“the 2002 swap agreement”) to hedge 50% of the coupon payments on the 2011 USD Notes related debt until the first call date thereunder of February 2006. In June 2004, after the partial cancellation of the Notes carried out in 2003 and 2004, the ineffective part of the swap was sold back to the counterparty banks.

12.                               OTHER LONG TERM LIABILITIES

	€ thousand
	September 30, 2004	December 31, 2003

Foreign exchange deferred income	16,376	36,864
EVCs	25,462	25,462
Other	—	883

Other long term liabilities	41,838	63,209

Deferred income

Deferred income as of September 30, 2004 and December 31, 2003 mainly comprises the unrealized gains on exchange rate associated to the multiborrower credit facilities denominated in US dollars (see note 9).

Equity Value Certificates (EVCs)

Together with the issuance of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs. These EVCs are guaranteed by Cableuropa, S.A.U.

The EVCs entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa, S.A.U.  That number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U’s total shares under certain circumstances.

An analysis of the outstanding EVCs, as of September 30, 2004 is as follows:

	Number of EVCs	Estimated liability in euro thousand	Maturity (*)

EVCs USD 2009	275,000	5,926	May 31, 2009
EVCs EURO 2009	125,000	2,859	May 31, 2009
EVCs USD 2011	200,000	9,779	February 15, 2011
EVCs EURO 2011	150,000	6,898	February 15, 2011
		25,462

(*) Certain circumstances such as an IPO of Cableuropa, S.A.U. may trigger a payment event prior to their maturity.

At the time of each EVC issue and each EVC agreement, the Group accounted for a liability in an amount equal to the EVC proceeds received.  The value of the liability derives from the estimated market value of Cableuropa, S.A.U. shares, and accordingly the book amount of these liabilities may be subject to changes.

13.                               PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand
	September 30, 2004	December 31, 2003

Provision for discontinued operations in Portugal	3,702	6,962
Other provisions for liabilities and charges	5,960	4,387

Total provision for commitments and contingencies	9,662	11,349

a)                                     Provision for discontinued operations in Portugal

In 2002 the Group accounted for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million. Out of this amount, in 2003 euro 4.0 million were applied to cover the dismantling costs and euro 3.3 million during the first nine months of 2004.

b)                                      Other provisions for liabilities and charges

In 2003 the Group launched an Incentive plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus after three years since granted. The accrued provision as of September 30, 2004 and December 31, 2003, amounts to euro 3.7 million and euro 2.1 million, respectively.

14.                               SHAREHOLDER’S LOAN

On February 13, 2003, as a part of the process of the cancellation of the Notes (see note 17) Grupo Corporativo ONO, S.A. (“GCO”), the sole shareholder of the Group’s parent Company, granted a loan to the Group amounting to euro 98.5 million. This loan, which ranked subordinate to the senior bank facility, but pari passu to the multi borrower credit facilities, bore annual interest of 7.5 % and matured on March 1, 2011 or on an earlier date if (i) all the obligations from financial contracts and multi-borrower credit facilities had been satisfied (see note 9) or (ii) a General Shareholder Meeting was announced to approve the capitalization of this debt as capital.

After the approval by the General Shareholder Meeting on May 27, 2004 this loan was capitalized (see note 16).

15.                               PARTICIPATIVE LOANS

In 2002, GCO received euro 300 million from its shareholders as equity and contributed the same amount to Cableuropa, S.A.U. as participative loans. The participative loans accrued a variable interest rate of 0.25% per annum on the volume of revenues of the Cableuropa Group earned once revenues had surpassed euro 747 million on a quarterly basis.

After the approval by the General Shareholder Meeting on May 27, 2004 this loan was capitalized (see note 16).

16.                               SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as of September 30, 2004 is euro 883,126,929 and consist of 883,126,929 fully subscribed and paid ordinary bearer shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U. owned by its sole shareholder GCO are pledged to secure the Senior bank facility disclosed in note 9.

As part of the Group’s refinancing transactions carried out in 2004, in May 2004 Cableuropa S.A.U.’s Board of Directors proposed the capitalization of its shareholder’s loan and its participative loan, amounting to euro 98.5 million and euro 300 million respectively, into common stock of Cableuropa, S.A.U. This capitalization of loans was effective on May 27, 2004.

In February 2004, four of the Group companies carried out a reduction and subsequent increase of the share capital. The amounts of the capital increases subscribed by the relevant shareholders were as follows:

		Euro thousand
		Capital increase
	Capital reduction	Compensation of credits	Paid	Contribution due from shareholders	Total capital increase

Mediterránea Sur Sistemas de Cable, S.A.	(45,092)	44,025	244	731	45,000
Mediterránea Norte Sistemas de Cable, S.A.	(38,910)	44,024	244	732	45,000
Región de Murcia de Cable, S.A.	(40,790)	24,985	—	—	24,985
Valencia de Cable, S.A.	(56,051)	35,327	168	505	36,000
		148,361	656	1,968	150,985

Following the above-mentioned transactions, Cableuropa, S.A.U. became the sole shareholder of Región de Murcia de Cable, S.A.

17.                               EXTRAORDINARY GAIN

Cancellation of the Notes 2003

During the year 2002, GCO purchased high yield bonds issued by ONO Finance, PLC (the issuer) in the open market and through a tender offer. The purpose of the tender offer and the open market purchases of Notes was to reduce the level of indebtedness of the Cableuropa Group in order to enhance its operating and financial flexibility and improve its position to meet its strategic objectives.

In February 2003 GCO sold all of the Notes to the Group other than euro 30 million (face value) of 2011 Notes that it retained, and the Group cancelled the related multiborrower credit facilities generating an extraordinary gain which was included under the caption Net extraordinary income of the consolidated statements of profit and loss for the year 2003 for a net amount of euro 313.6 million.

For a description of the extraordinary loss due to cancellation of Notes in 2004, see note 9.

18.                               SUBSEQUENT EVENTS

Cableuropa, S.A.U. capital increase

The Extraordinary Shareholders’ Meeting of Cableuropa S.A.U. held on September 23, 2004 decided a capital increase consisting of  8,041,000 new ordinary shares with a par value of euro 1 to be fully subscribed by GCO in exchange for ordinary shares of Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A, and Valencia de Cable, S.A. The share capital increase deed has been executed on October 14, 2004 and registered at the Mercatile Register in Madrid. After this transactions Cableuropa, S.A.U, has become the sole shareholder of the abovementioned companies.

The details of the shares contributed by GCO are as follows:

	Number of shares acquired (1)	% of shares acquired
Valencia de Cable, S.A.	673,214	1,87%
Mediterránea Norte Sistemas de Cable, S.A.	976,347	2,17%
Mediterránea Sur Sistemas de Cable, S.A.	974,653	2,17%

(1) 75% pending to be contributed.

Merger of Cableuropa, S.A.U and Región de Murcia, S.A.U.

On October 1, 2004 the public deed for the merger of Region de Murcia, S.A.U. was registered in the Mercantile Register of Madrid. With effect for accounting purposes from January 1, 2004 Cableuropa, S.A.U., has assumed the rights and obligations of the merged company, including concessions, licenses and authorizations for the provision of cable broadcasting and telecommunications services in the areas in which the merged company operated. The merged company has been subsequently extinguished without liquidation.

As this merger is a vertical merger, as provided in Article 250 of the Spanish Companies Act, i.e. it has involved the absorption of a company wholly-owed by Cableuropa, S.A.U. this operation has not given rise to a capital increase in the acquiring company.

19.                                DIFFERENCES BETWEEN SPANISH GAAP AND US GAAP AND OTHER REQUIRED DISCLOSURES

The unaudited condensed consolidated financial statements of the Group are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A reconciliation of net profit / (loss) and shareholders’ equity from Spanish GAAP to US GAAP is presented below. For a description of the main differences between Spanish and US GAAP see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

I.                                         Reconciliation of shareholders’ equity and net (loss) / profit.

Reconciliation of shareholders’ equity:

		€ thousand
		At September 30, 2004	At December 31, 2003

Shareholders’ equity in accordance with Spanish GAAP		653,200	313,221
US GAAP adjustments:
Stock issuance costs, net		(7,044)	(2,966)
Foreign exchange deferred income		16,375	36,864
Valuation allowance on deferred tax assets		(165,351)	(154,678)
Research and development costs		(2)	(21)
Capitalization of interest		28,105	27,475
Depreciation of property and equipment		(19,283)	(21,325)
Goodwill		254,099	239,222
Derivative financial instruments		(2,702)	(5,114)
Provision for discontinued operations in Portugal		(399)	(269)
Accrued expenses		555	1,700
Revenue recognition	(a)	(4,018)	—
Net deferred tax effect of US GAAP adjustments		(1,553)	(5,004)
Minority interests related to US GAAP adjustments		(496)	(602)
Contributions due from shareholders	(b)	(1,640)	—

Shareholders’ equity in accordance with US GAAP		749,846	428,503

Statements of changes in Shareholders’ equity under US GAAP:

	€ thousand
	At September 30, 2004	December 31, 2003

At the beginning of the period	428,503	315,728
Less: stock issuance cost	(5,577)	(4)
Stock issuance cost attributed to minority interest	7	—
Capital increase	398,464	—
Other comprehensive income	—	(1,684)
Net (loss) / profit for the period	(71,551)	114,463
At the end of the period	749,846	428,503

Reconciliation of net (loss) / profit:

		€ thousand
		Nine months ended
		September 30, 2004	September 30, 2003

Net (loss) / profit in accordance with Spanish GAAP		(58,485)	119,459
US GAAP adjustments:
Reversal of amortization of stock issuance costs		1,492	1,294
Foreign exchange deferred income		(20,489)	(790)
Valuation allowance on deferred tax assets		(10,673)	2,584
Amortization of research and development costs		19	27
Capitalization of interest		1,836	3,614
Amortization of capitalized interest		(1,206)	(1,066)
Depreciation of property and equipment		2,042	1,673
Amortization of goodwill		14,877	14,876
Derivative financial instruments		2,412	(7,048)
Provision for discontinued operations in Portugal		(130)	(1,160)
Accrued expenses		(1,145)	—
Revenue recognition	(a)	(4,018)	—
Net deferred tax effect of US GAAP adjustments		3,451	688
Minority interests related to US GAAP adjustments		106	(197)
Contributions due from shareholders	(b)	(1,640)	—

Net (loss) / profit in accordance with US GAAP		(71,551)	133,954

(a)          Revenue recognition

Under Spanish GAAP activation fees are recognized as revenue upon the service contract signature.  Under US GAAP, activation fees are deferred and recognized over the life of the customer relationship, which is estimated to be eight years. Activation expenses are deferred to the extent of revenues.

(b) Contributions due from shareholders.

Under Spanish GAAP, contributions due from shareholders are presented as an asset in the balance sheet. Under USGAAP, contributions due from shareholders are deducted from shareholders’ equity.

The reconciliation of shareholders’ equity and net loss between Spanish and US GAAP includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of September 30, 2004 and as of December 31, 2003 are as follows:

	€ thousand
	At September 30, 2004	At December 31, 2003
Current and non-current

Deferred tax liabilities - provision on investments	(124,206)	(72,429)
Deferred tax credits - net operating losses carry-forward	366,962	317,454
Tax effects of US GAAP adjustments	(3,882)	(12,510)
Deferred taxes	238,874	232,515
Tax receivable from related parties	32,829	12,772
	271,703	245,287

Valuation allowance	(163,022)	(147,172)
Deferred taxes, net	108,681	98,115

A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganised in accordance with Spanish GAAP for the nine months ended September 30, 2004 and September 30, 2003 is as follows:

	€ thousand
	September 30, 2004	September 30, 2003
Computed tax at the Spanish statutory rate of 35%	(27,464)	66,822
Permanent differences	7,566	17,884
Differences due to consolidation adjustments	(151)	(8,739)
Registered corporate income tax current year	(20,049)	75,967
Registered corporate income tax from prior years	2,261	(4,507)
Total registered Corporate income tax	(17,788)	71,460
Unregistered corporate income tax	—	—

II.                                    Additional disclosures

a)                  Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

b)                 Disclosures of fair value of the financial instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the Company’s equity shares at September 30, 2004 has been estimated using generally accepted valuation methods. The total market value of the debt related to the outstanding Notes issues, as of September 30, 2004 and December 31, 2003, was approximately euro 465 million and euro 426 million, respectively.

c)                  Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognized.

Comprehensive income under US GAAP for the nine months ended September 30, 2004 and September 30, 2003 is as follows:

	€ thousand
	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003

Net (loss) / profit under US GAAP	(71,551)	133,954
Other comprehensive income:
Transition adjustment for derivative financial instruments, net of tax credit of euro 678 thousand (September 2003)	—	1,263
Net comprehensive (loss) / profit under US GAAP	(71,551)	135,217

d)                 Classification differences

•                      Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

•                      Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents. Cash and cash equivalents under US GAAP amounted to euro 0.8 million and euro 1.3 million, at September 30, 2004 and December 31, 2003, respectively.

•                      Prepayments for tangible assets.  Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets.  Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilized.

•                      Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

e)                  Intangible assets

Following is disclosed additional required information according to SFAS 142:

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of September 30, 2004:

	Euro thousand
	Gross carrying amount	Accumulated amortization	Impairment of assets
Definite lived intangible assets
Franchise acquisition costs	12,128	(6,779)	—
Computer software	40,166	(30,256)	(1,737)
Other intangible assets	2,349	(852)	—
Total definite lived intangible assets	54,643	(37,887)	—

Indefinite lived intangible assets
Goodwill (Note 5)	128,508	(24,991)	—
Total indefinite lived intangible assets	128,508	(24,991)	—

Total intangible assets	183,151	(62,878)	(1,737)

Amortization expense for the period

€ thousand
For the nine months ended September 30, 2004

Amortization of Goodwill (intangible assets)	4,833
Amortization of intangible assets (excluded goodwill)	4,028
Amortization of Goodwill on consolidation	10,043
Amortization of tangible assets	59,930
Amortization of start up cost	3,871
Total amortization	82,705

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	€ thousand
	Intangible assets	Goodwill (1)
Estimated amortization expense

For the year ended December 31,2004	4,538	19,835
For the year ended December 31,2005	2,067	19,835
For the year ended December 31,2006	1,186	19,835
For the year ended December 31,2007	735	19,835
For the year ended December 31,2008	281	19,835

(1) Includes both goodwill on consolidation and on intangible asset.

Changes in the carrying amount of goodwill during the period:

	€ thousand
	Goodwill on consolidation	Goodwill in intangible assets
Balance as of January 1, 2004	226,543	108,350
Amortization	(10,043)	(4,833)
Balance as of September 30, 2004	216,500	103,517

f)                    Consolidated Statements of Cash flows (unaudited):

	€ thousand
	Nine months ended
	September 30, 2004	September 30, 2003
Operating activities
Net (loss) / profit	(58,485)	119,459
Adjustments to reconcile net (loss) / profit to net cash used in operating activities
Depreciation and amortization*	83,456	89,193
Amortization and write off of deferred expenses	14,543	7,622
(Profit) / loss on sale of assets	(624)	513
Start-up costs	(6,089)	(717)
Exchange rate difference in long term debt	(110)	(17,793)
Commitments and contingencies	(1,687)	(8,837)
Tax (credit) / charge	(17,788)	71,460
Loss / (gain) on Notes repurchase	36,801	(313,619)
Intangible assets write-off	—	4,426
Loss on financial instruments	1,912	—
(Loss) / profit attributed to minority interests	(2,197)	—
Other	1,022	(380)

Changes in operating assets and liabilities
Short term investments	(5,263)	20,899
Accounts receivable	11,881	65,116
Other current assets	(50)	(32)
Accounts payable	15,204	(54,245)
Accrued interest and other current liabilities	(12,599)	14,496
Net cash provided by / (used in) operating activities	59,927	(2,439)

Investing activities:
Purchases of property and equipment	(152,516)	(128,593)
Purchases of intangible assets	(6,012)	(4,617)
Proceeds from sale of fixed assets	1,665	3,712
Financial assets	20
Net cash used in investing activities	(156,843)	(129,498)

Financing activities
Cash contributions from shareholders	656	—
Drawdowns on Senior bank facility	110,000	220,000
Short term credit lines	7,257	(6,701)
Debt to related parties	—	98,464
States subsidies	175	11,077
Debt related to Notes issuance, net	273,173
Cancellation of debt related to Notes	(276,135)	(143,815)
Financial instruments	(18,753)	(47,810)
Net cash provided by financing activities	96,373	131,215

Increase / (decrease) in cash and cash equivalents	(543)	(722)
Cash and cash equivalents at beginning of period	1,317	1,608
Cash and cash equivalents at end of period	774	886

*                 Includes amortization of goodwill

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information together with our unaudited consolidated financial statements and the related notes included in this report. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section below, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements and elsewhere in this report. Except as may be required by applicable law, we will not publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business. As of September 30, 2004, we had 646,235 residential customers and 16,088 primarily small and medium-sized business customers. During the nine months ended September 30, 2004, we generated revenue of €324.1 million and EBITDA of €126.1 million, resulting in an EBITDA margin of 38.9%. During the nine months ended September 30, 2003, we generated revenue of €257.5 million and EBITDA of €67.9 million, resulting in an EBITDA margin of 26.4%.

Our 862 megahertz hybrid fiber coaxial network provides a high speed, high capacity, two-way communications pathway with direct access to our customers. As of September 30, 2004, our local networks extended 7,938 route kilometers, passing over 2.2 million homes. Our current addressable market is 5.6 million homes and 0.7 million businesses, representing approximately 27% of the 20.8 million homes and 25% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Factors Affecting Our Business

Our residential services accounted for 91.3% of our total revenues for the nine months ended September 30, 2004. Business services and other accounted for the remaining 8.7% of our total revenues for the nine months ended September 30, 2004.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Residential:
Homes passed	2,206,388	1,949,792	13.2
Penetration	33.2%	33.0%
Customers	646,235	556,142	16.2
ARPU (in euro)(1)	52.5	51.6	1.7
RGUs(2)	1,206,203	1,038,723	16.1
RGUs per customer	1.87	1.87
Churn(3)	13.4%	14.0%
Revenue (in euro millions) (4)	296.0	237.1	24.8

Business:
Customers	16,088	12,054	33.5
ARPU (in euro)(1)	185	213	(13.3)
Revenue (in euro millions)	28.1	20.4	37.7

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

(2)                                  RGUs are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes. See our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

(3)                                  Churn is a measure of the number of customers who stop using our services. For a definition of churn, see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

(4)                                  Revenues are shown for the nine months ended each date reflected above.

The following are the key factors affecting our business:

 Customers.  Our residential customer base (which includes small office and home office customers) increased by 16.2% from September 30, 2003 to September 30, 2004, reaching 646,235 customers. This growth in residential customers reflects three factors: (i) increase in the number of homes passed, (ii) increase in the percentage of homes passed that have been released to marketing and (iii) the growth in the penetration of homes released to marketing. We have continued to build-out our network, and increased the take-up of services in areas already built-out, which passed 2,206,388 homes as of September 30, 2004 compared to 1,949,792  homes as of September 30, 2003. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 88.2% as of September 30, 2004 versus 86.4% as of September 30, 2003.  Penetration increased to 33.2% as of September 30, 2004, as compared with 33.0% as of September 30, 2003.

We continue to focus on improving our customer service and enhancing our service offerings to existing and new customers in an effort to manage our customer churn rate. Our annualized churn rate was 13.4% in the third quarter of 2004 as compared with 14.0% for the same period in 2003.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 16,088 customers as of September 30, 2004 from 12,054 as of September 30, 2003.

 ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. We have increased ARPU for residential services by 1.7% to €52.5 for the third quarter of 2004 from €51.6 for the third quarter of 2003. This increase is attributable primarily to an increase in the proportion of our total residential customers subscribing to higher value broadband Internet access and digital television services. We believe that our ability to offer bundled services packages which include a combination of some or all three of our services is proving attractive to our existing customer base and increases our ARPU for residential services by facilitating the sale of multiple services to each customer.

ARPU for business services has decreased by 13.3% to €185 for the third quarter of 2004, from €213 for the third quarter of 2003, reflecting the increased weight of our medium and small businesses over the total customer base. In addition, business revenues in 2004 include €3.1 million of intelligent network and other revenues which have not been considered in the business ARPU calculation.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregate price of these services purchased on an individual basis from us or our competitors. We also offer our business customers packages that include a combination of voice and data services. As of September 30, 2004, 19% of our total residential customers subscribed for three services and 67% subscribed for either two or three services, which results in an RGU per customer rate of 1.87 as of September 30, 2004, stable as compared to September 30, 2003. We believe that ARPU has grown despite the stability in RGUs per customer because of the current preference of our customers for bundled services packages including telephony and broadband Internet rather than telephony and cable television.

Results of Operations for the Nine Months Ended September 2004 and 2003.

The following table sets forth certain summary financial and operating information and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Revenues	324.1	257.5	25.9
Operating expenses	(271.4)	(268.7)	1.0
Operating profit / loss	52.7	(11.2)	—
Amortization of goodwill	(10.0)	(10.0)	—
Net financial expense	(79.0)	(101.6)	(22.2)
Net extraordinary income/(expense)	(42.1)	313.7	n/a
Profit/(loss) before income tax and minority interests	(78.5)	190.9
Income tax credit/(charge)	17.8	(71.4)
Profit/(loss) before minority interests	(60.7)	119.5
Profit/Loss attributed to minority interest	2.2	(0.0)
Net profit/(loss) for the period	(58.5)	119.5

Revenues

Our revenues are derived from residential services (which are comprised of revenues from residential telephony, residential Internet and cable television services) and business services (which are comprised of voice and data services to business customers, mainly in our franchise areas, and intelligent network services).

Our revenues have increased during the period under review. The following table sets forth our revenues derived from residential and business services, their proportion of total revenues and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Residential services	296.0	237.1	24.8
Proportion of total revenues	91.3%	92.1%
Business services	28.1	20.4	37.7
Proportion of total revenues	8.7%	7.9%
Total revenues	324.1	257.5	25.9

Residential Services

Revenues derived from our residential services increased during the periods under review. The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the continued build-out of our networks, the continued increase in penetration and the introduction of new higher value services. While telephony services continued to account for the largest portion of our revenues, the substantial increase in revenue from broadband Internet services and the launch of our digital television services have also had an impact on our revenues.

The following table sets forth revenues from each of our residential services and the proportion of total residential revenues generated by each service for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Residential telephony	155.6	133.8	16.3
Proportion of total residential revenue	52.6%	56.5%
Residential Internet	64.6	43.5	48.5
Proportion of total residential revenue	21.8%	18.3%
Cable television	75.8	59.7	27.0
Proportion of total residential revenue	25.6%	25.2%
Total residential revenue	296.0	237.1	24.8

 Residential Telephony.  Our residential telephony revenues are comprised of monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional value added services.

The following table sets forth certain information with respect to our residential telephony services and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Residential Telephony:
Customers	600,913	521,935	15.1
Penetration	30.9%	31.0%	—
ARPU (in euro)(1)	29.3	30.2	(3.0)
Revenue (in euro millions)	155.6	133.8	16.3

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

Revenue from residential telephony services increased by 16.3% in the nine months ended September 30, 2004, as compared with the same period of the previous year. The increase in 2004 primarily reflects the increase in our total residential telephony customer base as we continued to build-out our networks.

The relative decrease of ARPU during the third quarter of 2004 as compared with ARPU during the third quarter of 2003 mainly reflects the increased proportion of on-net calls, which are free of charge, made amongst our customers as our customer base increases.

 Residential Internet.  Revenues from Internet services are derived mainly from fixed monthly fees and to a lesser extent to the sales of cable modems.

The following table sets forth certain information with respect to our Internet services and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Residential Internet:
Customers
Narrowband	3,832	15,430	(75.2)
Broadband	240,871	167,757	43.6
Total	244,703	183,187	33.6
Penetration
Narrowband	0.2%	0.9%	—
Broadband	12.4%	10.0%	—
Total	12.6%	10.9%	—
ARPU (in euro)(1)
all Internet services	31.5	30.8	2.3
Narrowband	23.2	25.0	(7.2)
Broadband	31.7	31.3	1.3
Revenue (euro in millions)	64.6	43.5	48.5

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

The increase in revenues during the period under review principally reflects the increase in our customer base, higher total Internet penetration and the increasing proportion of broadband Internet customers. Our total Internet penetration increased to 12.6% as of September 30, 2004 from 10.9% for the same period in 2003. As of September 30, 2004, approximately 98.4% of our total Internet customers subscribed to broadband Internet services as compared with approximately 91.6% as of September 30, 2003. We believe that broadband Internet services are an increasingly popular service for our customers and expect our penetration for this service to increase. ARPU for broadband Internet services during the third quarter of 2004 was €31.7, €0.4 higher than ARPU for the same quarter of the previous year. While we continue to provide narrowband Internet service to our existing customers, we do not actively market this service to new customers. Accordingly, we expect the number of our narrowband Internet customers to decrease and the proportion of customers using broadband Internet services to continue to increase in future periods.

 Cable Television.  Our cable television revenues are mainly derived from fixed fees, such as monthly subscription fees for basic and premium services, set top box rental charges and variable fees for pay-per-view services.

The following table sets forth certain information with respect to our cable television services and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Cable Television:
Customers
analog services	210,677	317,427	—
digital services	149,910	16,174	—
Total	360,587	333,601	8.1
Penetration
analog services	10.8%	18.8%	—
digital services	7.7%	1.0%	—
Total	18.5%	19.8%	—
ARPU (in euro) (1)	23.9	21.9	9.1
Revenue (in euro millions)	75.8	59.7	27.0

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

The increase in revenues derived from cable television services during the nine months ended September 30, 2004 is due to the increase in our cable television customer base, to the increase in ARPU due to the increasing proportion of our customers subscribing to higher priced digital television services during the period and to the growing use of pay-per-view television services by our digital television customers. Total penetration of cable television services declined to 18.5% as of September 30, 2004 as compared to 19.8% as of September 30, 2003.

Business Services

Revenues from business services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and from telephony usage. Our focus on marketing to small and medium sized enterprises during the periods under review has resulted in an increase in our business customer base to 16,088 customers as of September 30, 2004 from 12,054 as of September 30, 2003.

	September 30, 2004	September 30, 2003	Percentage Change

Business:
Customers	16,088	12,054	33.5
ARPU (in euro)(1)	185	213	(13.1)
Revenue (in euro millions)	28.1	20.4	37.7

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

The increase in revenues from business services during the nine months ended September 30, 2004 principally reflects the increase in our business services customer base as a result of the continued development of our networks and an increased focus on marketing to small and medium sized enterprise customers. The increase in customers also reflects the increasing take-up of our Oficina ONO bundled services by businesses in our franchise areas. Oficina ONO offers different combinations of telephony and broadband

Internet services to our business customers. ARPU decreased by 13.3% during the third quarter of 2004 as compared with the third quarter of 2003 due to the increase in weight of smaller and medium sized customers in the overall business customer base. Business revenues in 2004 include €3.1 million of intelligent network revenues which have not been considered in business ARPU for operational reasons.

Operating Expenses

Our operating expenses are comprised of cost of services; selling, general and administrative expenses; costs capitalized as property and equipment and start-up costs; and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

	September 30, 2004	September 30, 2003	Percentage Change

Cost of services	93.6	76.9	21.7
Selling, general and administrative	118.3	123.7	(4.4)
Costs capitalized as property and equipment and start-up costs	(13.9)	(11.0)	26.4
Depreciation and amortization	73.4	79.1	(7.2)
Total Operating expenses	271.4	268.7	1.0

Our operating expenses increased by 1.0% during the nine months ended September 30, 2004 to €271.4 million as compared with €268.7 million during the nine months ended September 30, 2003, reflecting the continued build-out of our networks and the growth of our business. The reduced rate of growth of our operating expenses reflects our continued efforts to control operating expenses and reduce selling, general and administrative expenses and cost of services as a proportion of revenue.

Cost of Services.  Cost of services principally consists of interconnection, backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell or promote and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased steadily during the periods under review, which reflects the continued expansion of our business. However, our cost of services has decreased as a percentage of total revenues to 28.9% for the nine months ended September 30, 2004 as compared to 29.9% for the nine months ended September 30, 2003. These decreases reflect economies of scale which have reduced the costs of interconnecting our telephony services, the renegotiation of contracts for Internet transit and cable television programming and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries, and other operating expenses, including rental expenses, professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. Selling, general and administrative expenses declined from the nine months ended September 30, 2003 to the nine months ended September 30, 2004, and consequently declined more significantly as a percentage of total revenues. As a percentage of total revenues, selling general and administrative expenses were 36.5% in the nine months ended September 30, 2004, as compared with 48.0% in the same period of 2003. The continued reduction in selling general and administrative expenses as a percentage of revenues reflects economies of scale, renegotiation of contracts and our focus on cost management despite the continued expansion of our business during the period under review

Costs Capitalized as Property and Equipment and Start-up Costs.  We capitalize direct labor costs associated with the development and construction of our network. The increase in costs capitalized as property and equipment, from the nine months ended September 30, 2003 to the same period of 2004, reflects the increased network build-out in the nine months ended September 30, 2004 as compared to the same period in 2003.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. During the nine months ended September 30, 2004, depreciation and amortization expense decreased €5.7 million, as compared to the same period of the previous year, due to changes in the estimated useful lives of various groups of network assets.

Operating Profit / Loss

We calculate operating profit/loss as revenue minus operating expenses. During the nine months ended September 30, 2004, we generated €52.7 million operating profit, a €63.9 million increase as compared to the €11.2 million operating loss incurred during the same period of 2003. This improvement reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review.

Amortization of Goodwill

Between 1999 and 2001 most of the former shareholders in our subsidiaries exchanged their interest in the relevant subsidiary for ordinary shares of Cableuropa. Thereafter, our wholly owned operating subsidiaries were merged into Cableuropa, which acquired all of their assets and liabilities. We booked goodwill as a result of this reorganization.

We amortized €10.0 million of goodwill during the nine months ended September 30, 2004, in line with the amortization of goodwill in the same period of the prior year.

Net Financial Expense

Net financial expense was €79.0 million as of September 30, 2004, 22.2% less than the €101.6 million incurred for the same period of 2003, mainly due to one-off derivative instruments losses incurred during 2003 and the improvement of the average interest rate on our debt.

Net Extraordinary Income/(Expense)

The extraordinary loss in the nine months ended September 30, 2004 was mainly due to the redemption of the 2009 Notes, as part of our “Refinancing Transactions”. See “Our Refinancing Transactions”, described below.

Income Tax

Since we commenced operations, we have incurred losses every year except for 2003. We book the related tax credits in our financial statements. In the nine months ended September 30, 2004, we generated net tax credits of €17.8 million. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as we expect to generate further tax losses in the future, and our outstanding tax loss carry forwards can be used to offset any future taxable income.

Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and to fund our planned network build-out and working capital requirements until the time when we expect to achieve positive cashflow. We do not expect to achieve positive cashflow before the end of 2005. Our principal sources of funds are cashflow from operations, borrowings under our Senior Bank Facility and borrowings under other financing agreements. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements. However, we have commenced discussions with a number of banks with regard to the refinancing of our Senior Bank Facility in order to extend the maturity of this facility and delay the commencement of debt amortizations.

While we currently expect to complete the refinancing of our Senior Bank Facility by the end of 2004 or early 2005, there can be no assurance that we will be able to achieve a refinancing of the Senior Bank Facility on terms acceptable to us or at all.

Historical Cashflows

The following table sets forth our historical cashflows for each of the periods under review.

	Nine months ended
	30 September, 2004	30 September, 2003
	(euro in millions)

Net cash provided/(used) by operating activities	59.9	(2.4)
Net cash used by investing activities	(156.8)	(129.5)
Net cash provided by financing activities	96.4	131.2

Net cash provided (used) by operating activities.  In the nine months ended September 30, 2004 we generated cash flow from operating activities, as compared to the cash used by our operating activities in the nine months ended September 30, 2003, when we were incurring operating losses.

Net cash used by investing activities.  Cash outflows for investing activities increased during the nine months ended September 30, 2004, as compared to the same period in the previous year, mainly due to the €23.9 million increase in capital expenditures as a consequence of the increased network buildout in 2004.

Net cash provided by financing activities.  Net cash provided by financing activities declined during the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2003, due to the improvement in our operating cash flow that resulted in a decrease in borrowings.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €152.5 million, and €128.6 million, during the nine months ended September 30, 2004 and September 30, 2003, respectively. These capital expenditures were funded primarily from drawings under our Senior Bank Facility.

Our capital expenditure is principally related to network build-out, set-top boxes and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer to our customers.

Financing Arrangements

In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. As of September 30, 2004 our total indebtedness was €1,123.5 million. In addition, we had available but undrawn funds of €133.7 million and cash on hand of €0.7 million. We expect to incur additional indebtedness principally from drawings under the Senior Bank Facility to fund net losses (including, as necessary, interest on the Senior Bank Facility itself) and the build-out of our networks. The following table sets forth cash on hand and amounts available to us but un-drawn as at September 30, 2004:

Sources of financing	Amount available
(euro in millions)

Cash on hand	0.7
Senior Bank Facility	125.0
Other short term credit facilities	8.8
Total amount available	134.5

Our outstanding financial debt as of September 30, 2004 and the maturity of that financial debt is summarized in the following table:

	Average interest rate	Maturity
Type of debt	during the period	2004	2005	2006	2007	2008	Subsequent years	Total debt
		(euro in millions)

Debt with credit entities
Senior Bank Facility(1)	5.03%	—	—	49.6	305.6	269.8	—	625.0
VAT discounting facility	3.32%	0.8	—	—	—	—	—	0.8
“La Caixa” loan	3.00%	0.6	—	—	—	—	—	0.6
Leasing	4.65%	0.1	0.4	0.4	0.4	0.2		1.5
Other credit facilities	3.14%	—	21.8	—	—	—	—	21.8
Total debt with credit entities		1.5	22.2	50.0	306.0	270.0	—	649.7
Other debt
Debt related to issues of Notes(2)		—	—	—	—	—	449.2	449.2
State subsidies		—	3.6	5.2	5.1	4.9	5.8	24.6
Total other debt		—	3.6	5.2	5.1	4.9	455.0	473.8
Total short and long term debt		1.5	25.8	55.2	311.1	274.9	455.0	1,123.5

(1)           Maturity of the Senior Bank Facility assumes that its €655 million Facility D is completely drawn at its final availability date.

(2)           Debt related to issues of the Notes denominated in USD have been converted applying the exchange rate published by the ECB on September 30, 2004 of €1.00 = $1.2409

For additional information regarding the foregoing debt agreements see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

Our Refinancing Transactions

In April and May, 2004 ONO Finance Plc (“ONO Finance”) accomplished the refinancing of part of its debt relating to the 2009 and 2011 Notes together with the issue of new Notes.  The issue of the new Notes is part of a series of transactions (collectively referred to as the “Refinancing Transactions”). The Refinancing Transactions consisted of:

•              The issue of €180 million Fixed Rate Notes accruing interest at 10.5% per annum (the “2014 Fixed Rate Notes”) and €100 million of Floating Rate Notes accruing interest at three-month EURIBOR plus 8.5% per annum (the “2014 Floating Rate Notes” and together with the 2014 Fixed Rate Notes, the “2014 Notes”);

•              ONO Finance’s all cash tender offer (the “Tender Offer”) for (i) the dollar and euro denominated 13% Senior Notes due 2009 (the “2009 Notes”) and (ii) the dollar and euro denominated 14% Senior Notes due 2011 (the “2011 Notes”) issued by ONO Finance; and

•              The redemption of all outstanding 2009 at a price of 1,065.00 per $1,000 or €1,000 principal amount, as the case may be, in June 2004.

ONO Finance announced the Tender Offer on April 16, 2004.  Under the terms of the Tender Offer, ONO Finance purchased 2009 Notes and 2011 Notes at an initial purchase price per $1,000 or €1,000 principal amount, as the case may be, of: (i) 1,068.75 for the 2009 Notes, and (ii) 1,160.00 for the 2011 Notes.

The final amount of 2009 and 2011 Notes finally tendered and redeemed was (i) 75,095 2009 USD Notes (81.5% of the outstanding 92,098 2009 USD Notes), (ii) 44,483 2009 EUR Notes (97.5% of the outstanding 45,628 2009 EUR Notes), (iii) 24,594 2011 USD Notes (29.4% of the outstanding 83,514 2011 USD Notes) and (iv) 104,015 2011 EUR Notes (92.8% of the outstanding 112,053 2011 EUR Notes).

ONO Finance lent the gross proceeds of the 2014 Notes, on substantially equal terms to those governing the 2014 Notes, under the Note Proceeds Loans to Cableuropa, Valencia de Cable, S.A. (“Valencia”), Mediterránea Norte Sistemas de Cable, S.A. (“Valencia North”), Mediterránea Sur Sistemas de Cable, S.A. (“Valencia South”) and Región de Murcia de Cable, S.A. (“Murcia”) (subsequently merged into Cableuropa) and cancelled the multi-borrower credit facilities (the “Multi-Borrower Credit Facilities”) in an amount proportional to the 2009 and 2011 Notes tendered and redeemed by ONO Finance Plc.  This transaction was completed on May 17 and 18, 2004.

On May 18, 2004 ONO Finance announced the mandatory call for the remaining outstanding 2009 Notes, which ended on June 17, 2004.

The outstanding Bond issues after the refinancing transactions are the following:

	Amount standing
	(euro in millions)
2010 EUR	113.7
2011 USD	47.5	(1)
2011 EUR	8.0
2014 EUR Floating Rate Notes	100.0
2014 EUR Fixed Rate Notes	180.0
Total	449.2

(1)   The exchange rate applied (€1.00 = U.S.$1.2409) is the official foreign exchange rate published by the ECB on September 30, 2004

In addition, as part of our Refinancing Transactions, on June 6, 2004, Cableuropa capitalized its €98.5 million shareholder’s loan, dated February 13, 2003, which carried cash paying interest rate of 7.5% per annum, and a participative loan of €300 million into common stock.

As disclosed in the bond offering memorandum, GCO purchased €35 million aggregate principal amount of the 2014 Fixed Rate Notes at the issue date.  GCO agreed that for a period of 90 days from the issue date it would not sell, offer, pledge or otherwise dispose of any of the notes purchased without the prior consent of the managers of that issue.  GCO has informed us that, following the completion of the 90 day lock-up period, between September 2004 and 27 October 2004, it disposed of all of its 2014 Fixed Rate Notes.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency exchange rate risk by managing the amount of our outstanding variable interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exchange rate exposure, and as market conditions warrant, we and our affiliates may enter into currency or interest rate hedging transactions and may purchase or trade the Notes from time to time in privately negotiated or open market transactions using funds available to us.

Interest Rate Sensitivity

Borrowings under our Senior Bank Facility bear interest at a floating rate determined by reference to EURIBOR plus a margin, which currently ranges from 2.5% to 4.5% depending on the tranche. In addition, our other outstanding debt with credit entities usually bear interest at EURIBOR plus a margin. Moreover, as part of our Refinancing Transactions, on May 17, 2004, ONO Finance issued €100 million floating rate notes, priced at three months EURIBOR plus a margin of 8.5% which were lent to us on substantially the same terms.  See “Our Refinancing Transactions”. Accordingly, as at September 30, 2004 we had variable interest rate debt outstanding of €749.7 million and exposure to risk due to fluctuations of interest rates. We are currently studying proposals to hedge some or all of our interest rate exposure. There can be no assurance that this will be possible.

The following table sets forth certain information with respect to principal amount of long-term debt that is sensitive to changes in interest rate as of September 30, 2004:

	Expected maturity date (expressed in thousands of euro)							€ thousand
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

Senior bank facility (Euribor + 2.50% - 4.50%)	—	—	49,623	305,623	269,754	—	625,000	625,000
2014 EUR Floating Rate Notes (Euribor + 8.5%) (1)	—	—	—	—	—	100,000	100,000	99,500

(1)   Fair value of the relevant Notes has been calculated applying the market value of the principal on the relevant Notes as of September 30, 2004. The three months EURIBOR applied to the interest period beginning on August 16, 2004 and ending on November 15, 2004 is 2.114%.

Foreign Exchange Rate Sensitivity

2011 USD Notes

The table below shows the annual payments of interest and principal on our outstanding foreign currency denominated debt.

	Expected maturity date							Fair
	2004	2005	2006	2007	2008	Thereafter	Total	value (1)
	(USD in millions)							(euro in millions)

Interest payments on the 2011 USD Notes	—	(8.2)	(8.2)	(8.2)	(8.2)	(20.6)	(53.6)
2011 USD Notes	—	—	—	—	—	(58.9)	(58.9)	(53.2)

(1)           Fair value of the relevant Notes has been calculated applying the official exchange rate published by the ECB on September 30, 2004 of €1.00 = U.S.$1.2409 to the market value of the principal on the relevant Notes as of September 30, 2004.

On May 17, 2004 and May 18, 2004 a significant part of the 2009 USD Notes and the 2011 USD Notes, respectively, were redeemed and cancelled as part of our Refinancing Transactions, thus reducing our exposure to foreign currency exchange rates.

In addition, we exercised our right to call all outstanding 2009 USD Notes. In June 2004, all 2009 USD Notes were cancelled.

Cross-currency Swap Agreement

On July 3, 2002, we reached an agreement to hedge 50% of the foreign exchange exposure on interest payments on the original issue amount of the 2011 USD Notes, from February 13, 2003 to February 13, 2006. Under this agreement, the counterparty agreed to pay us interest at an annual rate of 14% on $100 million and we agreed to pay interest at an annual rate of 14.365% on €102.2 million on the same dates.

On June 10, 2004, as a consequence of the cancellation of a significant part of the 2011 USD Notes, the cross-currency swap was reduced with the purpose of hedging 100% of the exposure on interest payments on the outstanding 2011 USD Notes. The principal outstanding amount of the 2011 USD Notes is $58.9 million.  The costs of the partial swap unwind amounted to €2.5 million. The effects of this unwind on the Profit and Loss account was €1.9 million; as we had booked a provision of €0.6 million at December of 2003.

The following table sets forth a calculation of the expected cash flows of our cross-currency swap agreement as of September 30, 2004 (at the exchange rate published by the ECB on September 30, 2004, of €1.00 = U.S.$1.2409 ):

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total
	(euro in millions)

Payment of cross currency swap on interest payments on the 2011 USD Notes(1)	—	(2.0)	(1.0)	—	—	—	(3.0)

(1)           The fair value of this swap amounts to euro (3.0) million as of September 30, 2004.

Effect of Inflation

We do not currently believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

New Accounting Standards

No new Spanish GAAP standards have been issued that significantly affect our financial statements.

Forward-Looking Statements

This report  contains forward-looking statements. These forward-looking statements include all matters that are not historical facts,  regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•              our continued and substantial net losses;

•              our ability to generate sufficient cash flow to fulfill our debt obligations;

•              our substantial leverage and ability to service our debts;

•              changes in the accounting standards under which we prepare our financial statements;

•              our failure to ensure sufficient access to premium programming;

•              difficulties we may encounter in integrating future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•              our reliance on others to provide us with mission critical hardware and software;

•              our ability to avoid unanticipated network downtime;

•              our failure to maintain and upgrade our network;

•              our failure to retain our key employees;

•              competition from other companies in our industry and our ability to retain or increase our market share;

•              the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•              the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain;

•              restrictions and limitations on our activities contained in the agreements governing our debt;

•              our ability to access the financial markets in order to refinance our debt; and

•              general economic conditions and business condition in the markets served by us.

Consequently, our current business plan, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us. These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. We urge you to read our annual report for 2003 on Form 20-F, filed with the SEC on April 27, 2004.

We currently file periodic reports with the SEC that are publicly available. In addition, we are currently subject to the ongoing reporting requirements of the Luxembourg Stock Exchange.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this report.

PART II - OTHER INFORMATION

ITEM 1.        LEGAL PROCEEDINGS

In 2004, the legal action challenging the award of our Andalucía franchise was favorably resolved for Cableuropa.  Except for this resolution, there have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC on April 27, 2004.

ITEM 2.        CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.        DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.        SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.        OTHER INFORMATION

None.

ITEM 6.        EXHIBITS AND REPORTS ON FORM 6-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CABLEUROPA S.A.U.

Date: November 29, 2004

By: /s/ Richard Alden
Richard Alden
Chief Executive Officer